Project Consultants Limited

Walnut House, Walnut Gardens, Claydon
Banbury, Oxon. OX17 1NA England

Interim Management Assignments and Company Secretariat Services; Specialising in Company Secretary Services for Foreign Companies Listed on the London & European Stock Exchanges

Telephone: +44 (0)1295 690180/1
Fax: +44 (0)1295 690182/1
e-mail: ckennedy@projectconsultants.co.uk
Web site: www.projectconsultants.co.uk

Securities and Exchange Commission
450 Fifth Street MW
Washington DC 20549
USA

04030800

SUPPL

02 June 2004

Dear Sirs

Re: Impala Platinum Holdings Limited 82-359

Please find enclosed copy of announcement regarding a change in the directorate.

Yours faithfully

Christina Kennedy

PROCESSED
JUN 18 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
JUN 08 2004
WASH, D.C. 181 SECTION

C:\Data\Clients\Impala\Impala 2004\Corporate\SEC 020604.doc

Impala Platinum Holdings Limited

(Incorporated in the Republic of South Africa)

(Registration Number: 1957/001979/06)

JSE Share code: IMP

LSE: Impla

ADRS: Impuy

ISIN: ZAE000003554

("Implats")

We advise the appointment of Dr K Mokhele as an additional non-executive director on the board of Impala Platinum Holdings Limited with effect from 01 June 2004. Following this appointment the board of directors will comprise:

Mr PG Joubert - Chairman
Mr KC Rumble - Chief Executive Officer
Mr DH Brown
Mr RSN Dabengwa
Ms CE Markus
Mr JM McMahon
Ms MV Mennell
Mr TV Mokgatlha
Dr K Mokhele
Mr DM O'Connor
Ms NDB Orleyn
Mr LJ Paton
Mr MF Pleming
Mr JV Roberts
Dr FJP Roux
Mr L van Vught

Johannesburg
1 June 2004